Exhibit 99.1

NEWS RELEASE

Release No.  112-05-08

Contact:

Mary Cohn (Media Relations)

615.986.5886

Becky Barckley/Mike Kinney (Investor Relations)

615.986.5600

FOR RELEASE AT 4:00 P.M. (ET) FRIDAY, MAY 23, 2008

Louisiana-Pacific Corporation Renews Stockholder Rights Plan

NASHVILLE, Tenn., (May 23, 2008) – Louisiana-Pacific Corporation (NYSE:  LPX) announced today that its board of directors has renewed its stockholder rights plan. The rights plan, which was adopted in 1998, was set to expire on June 6, 2008.  The plan is intended to protect the Company and its stockholders from potentially coercive takeover practices or takeover bids that are inconsistent with the interests of the Company and its stockholders. The plan is not intended to deter offers that are fair and otherwise in the best interest of the Company’s stockholders.

Under the renewed rights plan, each holder of the common stock of the Company, par value $1.00, at the close of business on June 6, 2008, will receive a dividend of one right for each share of common stock held.  Initially, the rights will be represented by the common stock certificates of the Company, or in the case of uncertificated shares, by registration in the Company’s share register, and will not be exercisable or traded separately from the common stock of the Company.  In the absence of further board action, the rights will generally become exercisable if a person or group (i) acquires 15% or more of the of the outstanding common stock of the Company, or (ii) announces or commences a tender or exchange offer that would result in the person or group acquiring 15% or more of the outstanding common stock of the Company.  Rights held by those that exceed the 15% threshold will be void.

In the event that any person or group acquires 15% or more of the outstanding common stock of the Company and the rights are exercisable, each holder of a right (other than holders of rights that have become void) will have the right to receive upon exercise of the right, in lieu of shares of preferred stock, a number of shares of common stock of the Company having a market value of two times the exercise price of the right.

If, after a person or group acquires 15% or more of the outstanding common stock of the Company and while the rights are exercisable, (i) the Company were to merge or combine with any other person and the Company were not the surviving corporation, (ii) any person were to merge or combine with the Company and the Company were the surviving corporation, but the

LOUISIANA-PACIFIC CORPORATION

414 Union Street Suite 2000     Nashville, TN 37129   T  615.986.5600   F  615.986.5666       WWW.LPCORP.COM

common stock of the Company were changed or exchanged, or (iii) 50% or more of the Company’s assets or earning power were sold or transferred to any other person, each holder of a right (other than holders of rights that have become void) will have the right to receive upon exercise of the right, in lieu of shares of preferred stock, a number of shares of common stock of the surviving corporation or other person having a market value of two times the exercise price of the right.

The rights plan also includes an exchange option. In general, after the rights become exercisable (but prior to any person or group acquiring 50% or more of the outstanding common stock of the Company), the board of directors may, at its option, effect an exchange of part or all of the rights (other than rights that have become void) for shares of the common stock of the Company. Under this option, the Company would issue one share of common stock of the Company for each right, subject to adjustment in certain circumstances.

The board of directors may, at its option, redeem all outstanding rights for $0.01 per right at any time prior to the later of a person or group acquiring 15% or more of the outstanding common stock of the company and the rights becoming exercisable. The rights will expire on June 6, 2018, unless earlier redeemed, exchanged or amended by the board of directors.

The issuance of the rights is not a taxable event, will not affect the reported financial condition or results of operations (including earnings per share) of the Company and will not change the manner in which the common stock of the Company is currently traded.

The stock ownership percentages referred to in the rights plan are based upon beneficial ownership (as defined in the rights plan), which includes, among other things, certain derivative or synthetic arrangements having characteristics of a long position in the common stock of the Company.  A copy of the rights plan will be filed by the Company with the Securities and Exchange Commission. The definitive terms of the rights plan are set forth therein.

About Louisiana-Pacific Corporation

Louisiana-Pacific Corporation is engaged in the business of manufacturing and distributing building products. The Company headquartered in Nashville, Tennessee, focuses on delivering innovative, high-quality commodity and specialty building products to retail, wholesale, home building and industrial customers. Louisiana-Pacific Corporation’s products are used primarily in new home construction, repair and remodeling, and manufactured housing. Additional information can be found at www.lpcorp.com.

###